UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Nuveen Churchill Private Capital Income Fund

(Name of Issuer)

Class I Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

67114U 105

(CUSIP Number)

May 31, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the

Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67114U 105	Schedule 13G

(1)	Names of reporting persons Income Insurance Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 3,856,881
	(7)	Sole dispositive power
	(8)	Shared dispositive power 3,856,881

(9)	Aggregate amount beneficially owned by each reporting person 3,856,881
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 15.0%(1)
(12)	Type of reporting person (see instructions) FI

(1)

Calculations are based upon (i) 21,909,999 Class I Shares of Beneficial Interest (“Class I Shares”) reporting outstanding as of May 10, 2024 on the Nuveen Churchill Private Capital Income Fund’s Form 10-Q for the quarterly period ended March 31, 2024, filed with the Securities and Exchange Commission on May 10, 2024 (the “Q1 2024 Form 10-Q”) and (ii) 3,856,881 Class I Shares issued to Income Insurance Ltd.

CUSIP No. 67114U 105	Schedule 13G

(1)	Names of reporting persons NTUC Enterprise Co-Operative Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 3,856,881
	(7)	Sole dispositive power
	(8)	Shared dispositive power 3,856,881

(9)	Aggregate amount beneficially owned by each reporting person 3,856,881
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 15.0%(1)
(12)	Type of reporting person (see instructions) HC

(1)	Calculations are based upon (i) 21,909,999 Class I Shares reporting outstanding as of May 10, 2024 on the Q1 2024 Form 10-Q and (ii) 3,856,881 Class I Shares issued to Income Insurance Ltd.

CUSIP No. 67114U 105	Schedule 13G

Item 1.

(a) Name of Issuer:

Nuveen Churchill Private Capital Income Fund (the “Issuer”)

(b) Address of the Issuer’s Principal Executive Offices:

430 Park Avenue, 14th Floor, New York, NY 10022

Item 2.

(a) Name of Person Filing:

This joint statement on Schedule 13G is being filed by Income Insurance Ltd (“Income”) and its parent company NTUC Enterprise Co-Operative Ltd (“NTUC”), who are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 10, 2024, a copy of which is filed with this Schedule 13G as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b) Address of Principal Business Office:

The principal business office of the Reporting Persons is 75 Bras Basah Road, Income Centre, Singapore, 189557.

(c) Citizenship:

Singapore.

(d) Title and Class of Securities:

Class I Shares of beneficial interest, par value $0.01 per share (the “Class I Shares”).

(e) CUSIP Number:

67114U 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(K);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 67114U 105	Schedule 13G

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

(a). Amount beneficially owned:

Income directly beneficially owns 3,856,881 Class I Shares. NTUC is the parent company of Income and may be deemed to beneficially own the Class I Shares directly beneficially owned by Income.

(b). Percent of class:

As of the date hereof, the Reporting Persons may be deemed the beneficial owner of approximately 15% of Class I Shares outstanding. The percentage of Class I Shares beneficially owned is based on a total of 21,909,999 Class I Shares outstanding as of May 10, 2024 on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2024, filed with the Securities and Exchange Commission on May 10, 2024 and 3,856,881 Class I Shares issued to Income.

(c). Number of Class I Shares as to which such person has:

Income

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,856,881

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,856,881

NTUC

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,856,881

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,856,881

Item 5.	Ownership of Five Percent or Less of a Class:

N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A.

Item 8.	Identification and Classification of Members of the Group

N/A.

Item 9.	Notice of Dissolution of Group

N/A.

CUSIP No. 67114U 105	Schedule 13G

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11 and that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to insurance companies in Singapore is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 67114U 105	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2024

INCOME INSURANCE LTD

By:	/s/ Mark Shi Minkang

Name:	Mark Shi Minkang
Title:	Authorized Signatory

NTUC ENTERPRISE CO-OPERATIVE LTD

By:	/s/ David Poh

Name:	David Poh
Title:	Authorized Signatory